December 14, 2009

Mr. Robert M. Kurucza
Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001


RE: Columbia Funds Series Trust III
              Registration Statement File Nos. 333-163352 and 811-22357


Dear Mr. Kurucza:

    We have reviewed the registration statement of Form N-1A for the Columbia Funds Series Trust III, filed with the Securities and Exchange Commission on November 25, 2009. Your letter dated November 25, 2009 stated that the information contained in the Registration Statement has largely been subject to review by the Staff and is substantially similar to that contained in CFST's Post-Effective Amendment No. 70, filed on December 23, 2008, and CFST's Post-Effective Amendment No. 78, filed on July 29, 2009, and you requested selective review of the registration statement. Based on your representations, we have limited the review of the filing, and we have the following comments:


PROSPECTUS


Principal Investment Strategies

1. For the Columbia California Tax-Exempt Reserves Fund, the disclosure states that "the Fund invests in high-quality money market instruments." May the Fund invest in second-tier money market securities? If so, please disclose the current intention to invest in these securities. (This comment applies to other Funds in this registration statement, as applicable).

2. For the Columbia California Tax-Exempt Reserves Fund, the disclosure states that "the Fund also invests at least 80% of its net assets in securities that pay interest exempt from federal income tax and California individual income tax." Please verify that the 80% policy also includes interest exempt from the Alternative Minimum Tax. (This comment applies to each Fund in this registration statement with "Tax-Exempt" in its name).

3. For the Columbia Government Plus Reserves Fund the disclosure states, "under normal circumstances, the Fund purchases only first-tier securities." Please explain

under what circumstances the Fund would invest in non-first-tier securities. (This comment applies to other funds with similar disclosure).

Principal Risks

4. In the Principal Risks section for the state specific money market funds, please include risk disclosure for the respective states, as applicable.

5. Much of the disclosure under the heading, "Municipal Securities Risk" is discussion of municipal securities and not risk disclosure. Please move the discussion of municipal securities to the strategies section of each affected fund.

6. The principal risks section for the Columbia Treasury Reserves Fund includes Reverse Repurchase Agreements Risk. If this is a principal strategy of the Fund, please include disclosure in the principal strategies section.

Management of the Funds

7. Please explain to us how the management fees are calculated for the Columbia Daily Cash Reserves Fund and the Columbia Government Plus Reserves Fund.

8. Under this heading, please disclose that the funds' shares are redeemable and briefly identify the procedures for redeeming shares. (See Item 6(c) of Form N-1A).

Financial Intermediary Compensation

9. The disclosure in this section includes information for funds other than money market funds. Please remove.

GENERAL

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

11. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in

one section apply to other sections in the filing that contain the same or similar disclosure.

13. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *

If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant